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                                  FORM 10-C

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

Report by issuer of securities quoted on The Nasdaq Stock Market, filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder.

EXACT NAME OF ISSUER AS SPECIFIED IN CHARTER: Fountain Oil Incorporated

ADDRESS OF PRINCIPAL
EXECUTIVE OFFICES:   1400 Broadfield Blvd., Suite 200, Houston, TX 77084

ISSUER'S TELEPHONE NUMBER (INCLUDING AREA CODE): (713) 492-6992

I. CHANGE IN NUMBER OF SHARES OUTSTANDING
Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1. Title of security: Common Stock
2. Number of shares outstanding before the change: 17,345,040
3. Number of shares outstanding after the change: 18,828,410
4. Effective date of change: during the period from June 30 - October 2, 1996
5. Method of change - Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.): conversion of debentures, warrant and option exercises

Give brief description of transaction: 17,570 shares were issued upon conversion of $80,000 principal amount of 8% Convertible Subordinated Debentures due December 31, 1997; 14,000 shares were issued upon exercise of outstanding warrants at an exercise price of $1.50 per share; 1,139,800 shares were issued upon exercise of outstanding warrants at an exercise price of $5.10; and 12,000 shares were issued upon exercise of outstanding options at an exercise price of $1.50 per share.

II. CHANGE IN NAME OF ISSUER
1. Name prior to change
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2. Name after change
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3. Effective date of charter amendment changing name
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4. Date of shareholder approval of change, if required
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October 2, 1996                     /s/ Susan E. Palmer  Corporate Secretary
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DATE                                OFFICER'S SIGNATURE AND TITLE